Exhibit 99.1

SaverOne Named to TIME’s

List of the Best of Inventions of 2025

Petah Tikvah, Israel, Oct. 09, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in developing transportation safety solutions, today announced that TIME revealed its annual list of the Best Inventions, which features 300 extraordinary innovations that are changing lives. Included in this year’s list is the SaverOne System, which proactively detects and blocks unsafe phone use in real time, preventing distractions before they become a risk to drivers.

This prestigious recognition from TIME highlights SaverOne’s commitment to leveraging cutting-edge technology to address a critical safety issue. With distracted driving continuing to rank among the top causes of accidents worldwide, the acknowledgment places SaverOne alongside some of the world’s most impactful and forward-looking inventions.

According to the US National Highway Traffic Safety Administration, the cost of road accidents in the United States alone is approximately $870 billion per year, with roughly a quarter of those accidents estimated to be related to distraction due to mobile phone use while driving. By blocking access to distracting apps like messaging while still enabling safe use of navigation and other permitted functions, the SaverOne System plays a vital role in reducing accidents, lowering associated costs, and ultimately saving lives.

SaverOne has recently continued to expand internationally with new distribution agreements and pilot projects in Europe and North America. With growing regulatory focus on distracted driving prevention around the world, proactive safety technology is positioned to see increased adoption, particularly among fleets, OEMs, and insurance companies.

Mr. Ori Gilboa, CEO of SaverOne, commented: “Being named by TIME as one of the Best Inventions of 2025 is an extraordinary honor for SaverOne. This recognition reflects not only the technological innovation of our system, but also its potential to save lives by addressing one of the most urgent safety issues on our roads today. We believe this milestone will reinforce the value of our technology for our customers, regulators, and partners worldwide, as we continue to expand our footprint in key global markets. SaverOne is committed to making our roads safer and this acknowledgment validates the importance of that mission.”

To compile the 2025 list, TIME solicited nominations from TIME editors and correspondents around the world, and through an online application process, paying special attention to growing fields—such as health care and AI. TIME then evaluated each contender on a number of key factors, including originality, efficacy, ambition, and impact.

The full list is available here: http://time.com/collections/best-inventions-2025/

About the SaverOne System

SaverOne's system is installed in vehicles to solve the problem of driver distraction as a result of drivers using distracting applications on their mobile phones while driving in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the leading causes of global road accidents. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne's technology specifically recognizes the driver area in the vehicle. It prevents the driver from accessing distracting applications such as messaging while allowing others (navigation as an example) without user intervention or consent, creating a safer driving environment.

SaverOne's primary target markets include commercial and private vehicle fleets interested in reducing potential damages and significant costs, vehicle manufacturers interested in integrating safety solutions into their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with a focus on the Israeli, European, and US markets and other markets worldwide. SaverOne believes that an increased focus on monitoring and prevention of cellular distraction systems in vehicles, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company's strategy is to provide its technology to customers in the aftermarket and address OEM vehicle manufacturers to integrate the Company's protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne's initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne's strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne's current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne's actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our ability to protect our patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; the ability of SaverOne’s technology to substantially improve the safety of drivers; its ability to market and sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts in Europe and globally; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on March 21, 2025  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft
+1 212 378 8040
saverone@ekgir.com